[redacted]

11017826

RECEIVED
FEB 16 2011
DIVISION OF MARKET REGULATION

3/14/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC FILE NUMBER
8- 7072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/09 AND ENDING 9/30/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Command Financial Planning Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

3/16

First Command Financial Planning, Inc.

(SEC I.D. No. 8-7072)

Statement of Financial Condition
as of September 30, 2010, and
Supplemental Report on Internal Control and
Independent Auditors' Report

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First Command Financial Planning, Inc.:

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. (a wholly owned subsidiary of First Command Financial Services, Inc.) (the "Company") as of September 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Command Financial Planning, Inc. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 24, 2010

FIRST COMMAND FINANCIAL PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$12,057,029
MARKETABLE SECURITIES — At fair value	5,797,711
COMMISSIONS AND FEES RECEIVABLE	15,275,529
ACCOUNTS RECEIVABLE, PREPAID EXPENSES, AND OTHER	1,128,607
PROPERTY, EQUIPMENT, AND SOFTWARE — Net of accumulated depreciation and amortization of $6,960,022	163,041
TOTAL	$34,421,917

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued bonuses payable	$ 1,581,022
Accrued commissions payable	5,287,007
Accounts payable — Parent company	4,390,795
Account payable — affiliate	323,136
Other accrued liabilities	1,125,602
Total liabilities	12,707,562
STOCKHOLDER'S EQUITY:	
Common stock:	
Class A — voting, par value $.02 per share; authorized 750,000 shares; outstanding 99,200 shares (102,300 issued, less 3,100 held in treasury)	2,046
Class B — non-voting, par value $.02 per share; authorized 750,000 shares; outstanding 43,534 shares (46,368 issued, less 2,834 held in treasury)	927
Additional paid-in capital	116,805
Retained earnings	21,594,696
Treasury stock — at cost	(119)
Total stockholder's equity	21,714,355
TOTAL	$34,421,917

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Financial Planning, Inc. (the Company or FCFP), a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), was chartered in Texas in 1958, and is engaged in the sale of mutual funds to middle income American families with a concentration to United States military personnel. The Company is a registered investment advisor (RIA) with the Securities and Exchange Commission (SEC) and a licensed, fully-disclosed broker/dealer registered with the SEC and the Financial Industry Regulatory Agency (FINRA). The Corporate office is located in Fort Worth, Texas.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents includes demand deposits and a money market account. Carrying value approximates fair value.

Marketable Securities — Marketable securities, all of which are equity mutual funds, are classified as trading and recorded at fair value. The average cost method is used to determine the cost of each security at the time of sale.

Commissions and Fees Receivable — Commissions receivable represents balances due from mutual fund companies and insurance companies for the sale of investment products by the Company's sales advisors. The fees receivable represent the accrual of fees for assets under the Company's management and are collected on a quarterly basis according to each individual investor's account cycle.

Property, Equipment, and Software — Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

	Estimated Lives
Office equipment, furniture, and automobiles	3–10 years
Software	5 years

Income Taxes — Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

Recent Accounting Pronouncements

Subsequent Events — In February 2010, the Financial Accounting Standards Board amended certain recognition and disclosure requirements for subsequent events. The amendment removed the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in the notes to the financial statements. This change alleviates potential conflicts with SEC requirements. The amendment is effective for periods ending after June 15, 2010. The Company has adopted this guidance.

2. RELATED PARTY TRANSACTIONS

The Company shares office facilities, employees, and personnel costs with its parent company, FCFS. The Company and its parent also share other operating expenses. FCFS allocates costs to the Company that are clearly applicable to the operations of FCFP. Common expenses, or those costs not clearly applicable to any one legal entity, are allocated based on new and existing clients that have purchased products from FCFS, FCFP, or both.

As of September 30, 2010, $4,390,795 was due to FCFS for non-interest-bearing advances. This amount is reflected in the accompanying statement of financial condition as accounts payable — parent company. As of September 30, 2010, $323,136 was due to an affiliate, First Command Bank. This amount is reflected in the accompanying statement of financial condition as account payable — affiliate. All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

3. MARKETABLE SECURITIES

The aggregate cost and fair value of FCFP's marketable securities as of September 30, 2010, are as follows:

Marketable securities — at cost	$5,702,207
Unrealized gains — net	95,504
Marketable securities — at fair value	$5,797,711

Fair Value Measurements — The Company measures the fair value of its financial assets in accordance with the hierarchy established by GAAP, which consists of three levels to indicate the quality of the fair value measurements as described below:

Level 1 — Fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 — Fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data.

Level 3 — Fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company's own data or bid and ask prices in the dealer market.

The following table represents assets measured at fair value on a recurring basis:

	Fair Value Measurements at September 30, 2010 Using			
Description	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**	**Total Fair Value**
Money market funds*	$4,550,343	$ -	$ -	$4,550,343
Marketable securities	5,797,711			5,797,711

*Money market funds are included in cash and cash equivalents

All of the Company's investments are actively traded and direct quotes are generally available. Management therefore determines the fair values of these securities based on published quotes.

4. COMMON STOCK

At September 30, 2010, the common stock of the Company is as follows:

Voting Rights	**Class A Voting**	**Class B Non-Voting**
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010, the Company had net capital of $8,940,689, which was $8,093,518 in excess of its required net capital of $847,171. The Company's aggregate indebtedness to net capital ratio was 1.42 to 1.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors of
First Command Financial Planning, Inc.:

In planning and performing our audit of the financial statements of First Command Financial Planning, Inc. (the "Company") as of and for the year ended September 30, 2010 (on which we issued our report dated November 24, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 24, 2010

Member of
Deloitte Touche Tohmatsu